Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD. PRESENTS
RESULTS FOR THE THIRD QUARTER 2016

Record Revenues of $52.8m in the quarter; Record net income of $8.2m

AZOUR, Israel – November 15, 2016 – Ituran Location and Control Ltd. (NASDAQ: ITRN), today announced its consolidated financial results for the third quarter ended September 30, 2016.

Highlights of the Third Quarter
•	Net subscribers adds in the quarter amounting to 23,000, reaching 1,035,000 subscribers;
•	Revenue of $52.8 million, up 20% year-over-year;
•	Gross margin of 50.0% and operating margin of 21.9%; excluding a one-time expense, operating margin was 24.2%;
•	Net income of $8.2 million, up 32% year-over-year;
•	Generated $12.0 million in operating cash flow;
•	Dividend of $4.1 million declared for the quarter;

Third Quarter 2016 Results
Revenues for the third quarter of 2016 were $52.8 million, representing an increase of 20% from revenues of $43.8 million in the third quarter of 2015. 70% of revenues were from location based service subscription fees and 30% were from product revenues.

Revenues from subscription fees increased by 18% over the same period last year. The growth was driven primarily due to the increase in the subscriber base, which expanded from 915,000 as of September 30, 2015, to 1,035,000 as of September 30, 2016.

Product revenues increased by 27% compared with the same period last year. The main contribution to growth was due to sales in Israel.

Gross profit for the third quarter of 2016 was $26.4 million (50.0% of revenues), an increase of 20% compared with $22.0 million (50.2% of revenues) in the third quarter of 2015. The gross margin in the quarter on subscription fees was 65.7% compared with 62.6% in the same period last year. The gross margin in the quarter on products was 12.7% compared with 18.5% in the same period last year.

Other Expenses were $1.0 million which included a one-time $1.2 million expense related to the repurchase, by the Company, of a former employee’s options in Ituran Brazil.

Operating profit for the third quarter of 2016 was $11.6 million (21.9% of revenues), an increase of 18% compared with an operating profit of $9.8 million (22.4% of revenues) in the third quarter of 2015. Excluding the above-mentioned one-time expense, the operating profit would have been $12.8 million (24.2% of revenues), representing an increase of 30%.

During the quarter, share in affiliates, net was an income of $753 thousand versus a loss of $638 thousand in the same quarter of last year. The change was due to a capital gain of $1.2 million, resulting from a dilutive event at an affiliate.

EBITDA for the quarter was $14.6 million (27.7% of revenues), an increase of 17% compared to an EBITDA of $12.5 million (28.6% of revenues) in the third quarter of 2015. Excluding the above-mentioned one-time expense, EBITDA for the quarter would have been $15.8 million (29.9% of revenues), representing an increase of 26%.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Net profit was $8.2 million in the third quarter of 2016 (15.4% of revenues) or fully diluted EPS of $0.39, an increase of 32% compared with a net profit of $6.2 million (14.1% of revenues) or fully diluted EPS of $0.29 in the third quarter of 2015.

Cash flow from operations for the quarter was $12.0 million.

As of September 30, 2016, the Company had net cash, including marketable securities, of $26.0 million or $1.24  per share. This is compared with $25.8 million or $1.23 per share as at June 30, 2016.

Dividend
For the third quarter of 2016, a dividend of $4.1 million was declared in line with the Company’s stated policy of issuing at least 50% of net profits in a dividend, on a quarterly basis.

Eyal Sheratzky, Co-CEO of Ituran said, “We are pleased with our results and our strong performance to date in 2016. As our subscriber base continues to grow, having surpassed 1 million subscribers last quarter, we increasingly enjoy the operating leverage inherent in our business, and our subscriber gross margin has now surpassed 65% throughout 2016. I look forward to continued growth as we move into 2017 and beyond.”

Conference Call Information

The Company will also be hosting a conference call later today, November 15, 2016 at 9am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 860 9642
ISRAEL Dial-in Number: 03 918 0687
CANADA Dial-in Number: 1 888 604 5839
INTERNATIONAL Dial-in Number:  +972 3 918 0687
at:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 985,000 subscribers distributed globally. Established in 1995, Ituran has over 1,500 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@gkir.com GK Investor Relations (US) +1 646 201 9246

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ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Interim Financial Statements
as of September 30, 2016

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Interim Financial Statements
as of September 30, 2016

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	September 30,	December 31,
(in thousands)	2016	2015
Current assets
Cash and cash equivalents	25,632	27,016
Investments in marketable securities	390	2,035
Accounts receivable (net of allowance for doubtful accounts)	35,862	27,436
Other current assets	34,367	22,437
Inventories	13,953	12,781
	110,204	91,705

Long-term investments and other assets
Investments in affiliated companies	11,661	4,705
Investments in other company	87	78
Other non-current assets	1,350	1,166
Deferred income taxes	2,332	2,279
Funds in respect of employee rights upon retirement	8,006	7,174
	23,436	15,402

Property and equipment, net	34,505	31,514

Intangible assets, net	25	26

Goodwill	3,484	3,356

Total assets	171,654	142,003

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	September 30,	December 31,
(in thousands)	2016	2015

Current liabilities
Credit from banking institutions	3	155
Accounts payable	15,589	10,466
Deferred revenues	11,218	9,210
Other current liabilities	27,247	21,750
	54,057	41,581

Long-term liabilities
Liability for employee rights upon retirement	11,968	10,637
Provision for contingencies	443	622
Deferred revenues	977	973
Others non-current	555	369
	13,943	12,601

Stockholders’ equity	98,305	83,698
Non-controlling interests	5,349	4,123
Total equity	103,654	87,821

Total liabilities and equity	171,654	142,003

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
	Nine month period ended September 30,		Three month period ended September 30,
(in thousands except per share data)	2016	2015	2016	2015

Revenues:
Location-based services	104,673	95,595	37,166	31,502
Wireless communications products	44,540	36,242	15,594	12,321
	149,213	131,837	52,760	43,823

Cost of revenues:
Location-based services	36,066	34,926	12,739	11,780
Wireless communications products	37,488	29,308	13,617	10,039
	73,554	64,234	26,356	21,819

Gross profit	75,659	67,603	26,404	22,004
Research and development expenses	2,082	1,699	681	614
Selling and marketing expenses	7,471	6,912	2,537	2,287
General and administrative expenses	30,113	28,675	10,588	9,310
Other income, net	973	(17)	1,039	(3)
Operating income	35,020	30,334	11,559	9,796
Financing income (expenses), net	1,246	774	408	566
Income before income tax	36,266	31,108	11,967	10,362
Income tax expenses	(10,945)	(9,657)	(3,893)	(3,218)
Share in gains (losses) of affiliated companies ,net	(554)	(1,482)	753	(638)
Net income for the period	24,767	19,969	8,827	6,506
Less: Net income attributable to non-controlling interest	(1,885)	(1,180)	(677)	(346)
Net income attributable to the Company	22,882	18,789	8,150	6,160

Basic and diluted earnings per share attributable to Company’s stockholders	1.09	0.90	0.39	0.29

Basic and diluted weighted average number of shares outstanding (in thousands)	20,968	20,968	20,968	20,968

ITURAN LOCATION AND CONTROL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Nine month period ended September 30,		Three month period ended September 30,
(in thousands)	2016	2015	2016	2015

Cash flows from operating activities
Net income for the period	24,767	19,969	8,827	6,506

Adjustments to reconcile net income to net cash from operating activities:
Depreciation amortization and impairment of goodwill	8,570	8,122	3,063	2,739
Losses (gain) in respect of trading marketable securities	(95)	(428)	(27)	(224)
Increase (decrease) in liability for employee rights upon retirement	960	502	247	212
Share in losses (gains) of affiliated companies, net	554	1,482	(753)	638
Deferred income taxes	(836)	940	908	1,286
Capital gains on sale of property and equipment, net	(18)	(10)	(1)	(3)
Decrease (increase) in accounts receivable	(7,470)	(84)	(392)	783
Decrease (increase) in other current assets	(9,080)	(85)	(3,771)	586
Decrease (increase) in inventories	(726)	251	(578)	(137)
Increase (decrease) in accounts payable	4,836	(1,092)	1,930	(1,946)
Increase (decrease) in deferred revenues	1,657	(864)	(725)	(992)
Increase (decrease) in other current liabilities	3,988	(462)	3,313	(612)
Net cash provided by operating activities	27,107	28,241	12,041	8,836

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(582)	(575)	(335)	(88)
Capital expenditures	(9,049)	(15,132)	(4,149)	(2,163)
Investments in affiliated companies	(7,181)	(4,639)	(3,257)	(2,856)
Investment in marketable securities	(2,076)	-	(1,732)	-
Sale of marketable securities	3,615	-	1,757	-
Deposit	16	(321)	(36)	(82)
Proceeds from sale of property and equipment	133	683	34	(4)
Net cash used in investment activities	(15,124)	(19,984)	(7,718)	(5,193)

Cash flows from financing activities
Short term credit from banking institutions, net	(152)	447	(6)	441
Dividend paid	(13,314)	(14,729)	(3,565)	(3,386)
Dividend paid to non-controlling interest	(940)	(1,224)	(323)	(688)
Net cash provided by (used in) financing activities	(14,406)	(15,506)	(3,894)	(3,633)

Effect of exchange rate changes on cash and cash equivalents	1,039	(1,735)	(245)	(1,564)
Net increase (decrease) in cash and cash equivalents	(1,384)	(8,984)	184	(1,554)
Balance of cash and cash equivalents at beginning of the period	27,016	38,418	25,448	30,988
Balance of cash and cash equivalents at end of the period	25,632	29,434	25,632	29,434

Supplementary information on financing and investing activities not involving cash flows:
In August 2016, the Company declared a dividend in an amount of US$ 3.8 million. The dividend was paid in October 2016.